SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark one)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED, EFFECTIVE OCTOBER 7, 1996]

For the fiscal year ended December 31, 2002

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

Commission file number 1-7562

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

GapShare

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

The Gap, Inc.

Two Folsom Street

San Francisco, CA 94105

REQUIRED INFORMATION

1. Audited Statements of Net Assets Available for Benefits as of December 31, 2002 and 2001 and Statements of Changes in Net Assets Available for Benefits for the years ended December 2002 and 2001 and supplemental schedule are contained in Exhibit 99.1 to this Annual Report.

2. Consent of Deloitte & Touche LLP, Independent Auditors, is contained in Exhibit 99.2 to this Annual Report.

The Exhibit Index is located on Page 3 hereof.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

GAPSHARE

Date: June 20, 2003	/s/ EVA SAGE-GAVIN
Eva Sage-Gavin Executive Vice President—Human Resources

Exhibit Index

99.1	Statements of Net Assets Available for Benefits as of December 31, 2002 and 2001, Statements of Changes in Net Assets Available for Benefits for the years ended December 2002 and 2001 and Supplemental Schedule of assets held for investment purposes and independent auditors report.

99.2	Consent of Deloitte & Touche LLP, Independent Auditors

99.3	Certifications of the Chief Executive Officer and Chief Financial Officer of The Gap, Inc. pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 regarding facts and circumstances relating to the Exchange Act filings.

3